

June 11, 2015

Via E-mail
Karen J. Dearing
Executive Vice President, Chief Financial
Officer, Treasurer and Secretary
Sun Communities, Inc.
27777 Franklin Road, Suite 200
Southfield, MI 48034

Re: **Sun Communities, Inc.**
        Form 10-K for the Year Ended December 31, 2014
        Filed March 2, 2015
        File No. 1-12616

Dear Ms. Dearing:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Funds From Operations, page 53

1. In future filings, please revise your disclosure on page 54 to identify the line items "Funds from operations" and "FFO excluding certain items" as "Funds from operations attributable to Sun Communities, Inc. common stockholders" and "FFO excluding certain items attributable to Sun Communities, Inc. common stockholders".

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sara Von Althann, Attorney at 202-551-3207 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant